SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REACHES AGREEMENT WITH ITALIAN UNIONS ON OUTLINE TERMS OF A COLLECTIVE LABOUR AGREEMENT (CLA)

Ryanair today (14 Sept) confirmed that it met in Rome yesterday with the 3 main cabin crew unions FIT CISL, ANPAC, and ANPAV, and a set of agreed principles were signed, which will form the basis of a comprehensive Collective Labour Agreement (CLA) to cover Ryanair's Italian based cabin crew from 1 Oct 2018. The parties agreed that they are "now in the final stages of concluding final terms and conditions of a CLA", which will:

-     Run for 3 years from Fri 1 Oct 2018 to 31 Dec 2021

-     Be governed by Italian law and the Italian Courts

-     Allow Italian cabin crew transition to local contracts over an agreed period

-     Deliver increased pay under a new pay structure, which will see crews benefit from increased tax free allowances (similar to other Italian airlines)

-     Introduce an Italian Pension Scheme as part of the overall package

Ryanair's Chief People Officer Eddie Wilson said:

"We welcome this agreement with the 3 Italian cabin crew unions on the terms of a Collective Labour Agreement (CLA), which will cover all of our Italian based cabin crew, and will start from next month. This agreement follows recent cabin crew agreements in Ireland with FORSA and in the UK with UNITE.

We expect to sign this first CLA for our Italian cabin crew before the end of Sept, which will lead to significant pay improvements and other benefits for our Italian based cabin crew. This agreement is a further sign of the significant progress Ryanair is making in reaching agreements with our people and their unions in different EU countries, and disproves false claims made by smaller unions not involved in these negotiations, and who are threatening strikes later this winter, which will either not take place or be unsuccessful."

Further information: http://www.anpav.com/nuovo/dettaglionews2.asp?cod=2880

ENDS

For further information
please contact:                     Robin Kiely                                           Piaras Kelly
                                              Ryanair DAC                                        Edelman Ireland
                                             Tel: +353-1-9451949                             Tel: +353-1-6789 333
                                             press@ryanair.com                               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 September, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary